

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2021

Richard Lindahl
Chief Financial Officer
Emergent BioSolutions Inc.
400 Professional Drive Suite 400
Gaithersburg, Maryland

> **Re: Emergent BioSolutions Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **File No. 001-33137**

Dear Mr. Lindahl:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences